

October 6, 2014

Via E-mail
Ronald L. Stotish
Chief Executive Officer
AquaBounty Technologies, Inc.
Two Clock Tower Place, Suite 395
Maynard, MA 01754

> **Re: AquaBounty Technologies, Inc.**
> **Amendment No. 3 to Form 10-12B**
> **Filed September 22, 2014**
> **File No. 001-36426**

Dear Mr. Stotish:

We have reviewed your responses to the comments in our letter dated September 3, 2014 and have the following additional comments.

Item 1. Business, page 3

Regulatory Environment, page 8

Other Regulatory Approvals, page 11

1. Refer to the last page of the VMAC Chairman's Report dated October 14, 2010, available on the FDA website. Please clarify whether the Prince Edward Island and Panama facilities are regulated as "drug manufacturing" locations and, if so, discuss the extent of approvals required for this designation and the steps you undertake in compliance. To the extent material, please discuss the specific risks if you are found not to be in compliance with regulations governing "drug manufacturing" locations.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor